December 22, 2014
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Scott Wuenschell, Staff Accountant

RE:	Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 10, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-33137

Mr. Wuenschell:

Emergent BioSolutions Inc. (the "Company") is sending this letter to confirm the extension of time within which it will respond to the Staff's comment letter dated December 16, 2014, relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.  As agreed, the Company will file its written response to the Staff's comment letter by no later than January 15, 2015.

If you have any questions, or require any additional information, please contact Michael Darling, Vice President, Finance and Administration at (301) 795-1865.  Thank you for your assistance.
Regards,

By: /S/ ROBERT G. KRAMER
Robert G. Kramer
Executive Vice President,
 Chief Financial Officer and Treasurer

CC: Joel Parker, Accounting Branch Chief
       Jim B. Rosenberg, Senior Assistant Chief Accountant